SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VERAMARK TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

923351100

(CUSIP Number)

Kevin A. Wood President and Chief Executive Officer Hubspoke Holdings, Inc. 379 Thornall Street, 10th Floor Edison, New Jersey 08837 (732) 692-6200	copies to: Mehdi Khodadad Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

June 15, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 923351100	Page 1 of 3 Pages

1	NAMES OF REPORTING PERSONS Clearlake Capital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 757,905 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 757,905 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 757,905 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%(1)(2)
14	TYPE OF REPORTING PERSON PN

(1) As described herein, the reporting person has shared voting and dispositive power over 757,905 shares owned by the issuer’s directors and Ronald C. Lundy, Senior Vice President of Finance and Chief Financial Officer of the issuer with respect to specific matters identified in the Tender and Support Agreement between each of such directors and officer and the reporting person (the “Tender and Support Agreements”). This amount includes options to purchase an aggregate of 293,500 shares that are believed to be exercisable within 60 days. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Clearlake Capital Partners II, L.P. that it is the beneficial owner of any of the shares beneficially owned by any of the directors and officers of the issuer for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Calculated based on 10,845,111 shares of the issuer’s common stock outstanding as of June 13, 2013 and options to purchase an aggregate of 293,500 shares held by the issuer’s directors and Ronald C. Lundy, Senior Vice President of Finance and Chief Financial Officer of the issuer that are believed to be exercisable within 60 days.

SCHEDULE 13D

CUSIP No. 923351100	Page 2 of 3 Pages

1	NAMES OF REPORTING PERSONS Hubspoke Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 757,905 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 757,905 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 757,905 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%(1)(2)
14	TYPE OF REPORTING PERSON CO

(1) As described herein, the reporting person has shared voting and dispositive power over 757,905 shares owned by the issuer’s directors and Ronald C. Lundy, Senior Vice President of Finance and Chief Financial Officer of the issuer with respect to specific matters identified in the Tender and Support Agreements. This amount includes options to purchase an aggregate of 293,500 shares that are believed to be exercisable within 60 days. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Hubspoke Holdings, Inc. that it is the beneficial owner of any of the shares beneficially owned by any of the directors and officers of the issuer for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Calculated based on 10,845,111 shares of the issuer’s common stock outstanding as of June 13, 2013 and options to purchase an aggregate of 293,500 shares held by the issuer’s directors and Ronald C. Lundy, Senior Vice President of Finance and Chief Financial Officer of the issuer that are believed to be exercisable within 60 days.

SCHEDULE 13D

CUSIP No. 923351100	Page 3 of 3 Pages

1	NAMES OF REPORTING PERSONS TEM Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 757,905 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 757,905 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 757,905 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%(1)(2)
14	TYPE OF REPORTING PERSON CO

(1) As described herein, the reporting person has shared voting and dispositive power over 757,905 shares owned by the issuer’s directors and Ronald C. Lundy, Senior Vice President of Finance and Chief Financial Officer of the issuer with respect to specific matters identified in the Tender and Support Agreements. This amount includes options to purchase an aggregate of 293,500 shares that are believed to be exercisable within 60 days. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Hubspoke Holdings, Inc. that it is the beneficial owner of any of the shares beneficially owned by any of the directors and officers of the issuer for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Calculated based on 10,845,111 shares of the issuer’s common stock outstanding as of June 13, 2013 and options to purchase an aggregate of 293,500 shares held by the issuer’s directors and Ronald C. Lundy, Senior Vice President of Finance and Chief Financial Officer of the issuer that are believed to be exercisable within 60 days.

ITEM 1.	SECURITY AND ISSUER

The statement contained in this Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value per $0.10 per share (the “Shares”), of Veramark Technologies, Inc., a Delaware corporation (“Veramark”). The principal executive offices of Veramark are located at 1565 Jefferson Road, Rochester, New York 14623.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is being jointly filed by Hubspoke Holdings, Inc., a Delaware corporation (“Hubspoke”), TEM Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Hubspoke (“TEM Holdings”), and Clearlake Capital Partners II, L.P., a Delaware limited partnership and an affiliate of each of Hubspoke and TEM Holdings (“Clearlake L.P.”).

Clearlake L.P. Clearlake L.P. is a Delaware limited partnership and was founded in 2009, and is an affiliate of Clearlake Capital Group, L.P., a Delaware limited partnership (“Clearlake Capital”), which was founded in 2006, and currently manages over $1.4 billion of equity capital. Clearlake Capital’s founding principals have led over 50 investments totaling more than $3.0 billion of capital in sectors including energy and power, business services, communication, consumer products/retail, defense and public safety, healthcare, industrials, media and technology. Clearlake Capital focuses on complex private equity and special situation transactions, centered around its industry focus areas. Clearlake Capital’s team of investment professionals consists of a unique blend of sector and product specialists, as well as extensive transaction, operations and strategic expertise, which enables Clearlake Capital to execute complicated transactions and provide strategic guidance and execution support to the management teams of its portfolio companies. The address of Clearlake L.P.’s principal business and principal office is 233 Wilshire Blvd., Suite 800, Santa Monica, CA 90401.

Hubspoke. Hubspoke is a Delaware corporation organized in 2012 and is an affiliate of Clearlake L.P. Hubspoke is a holding company, which currently serves as the parent of Mformation Software Technologies LLC, a Delaware limited liability company (“Mformation”). Mformation is a leading global provider of mobile device management and mobility management solutions. The address of Hubspoke’s principal business and principal office is 379 Thornall Street, 10th Floor, Edison, New Jersey 08837.

TEM Holdings. TEM Holdings is a Delaware corporation and a wholly-owned subsidiary of Hubspoke and was formed in 2013 solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Offer and the Merger (in each case, as defined in Item 4 below). To date, TEM Holdings has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer and the Merger. TEM Holdings has minimal assets and liabilities other than the contractual rights and obligations as set forth in the Merger Agreement. Following the consummation of the Offer and the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, TEM Holdings will merge with and into Veramark, with Veramark continuing as the surviving corporation in the Merger. The address of TEM Holdings’ principal business and principal office is 379 Thornall Street, 10th Floor, Edison, New Jersey 08837.

Clearlake L.P., Hubspoke and TEM Holdings are collectively hereinafter referred to as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 3.

Certain information concerning the general partner of Clearlake L.P. is set forth in Schedule I. Certain information concerning the directors and executive officers of Hubspoke is set forth in Schedule II. Certain information concerning the directors and executive officers of TEM Holdings is set forth in Schedule III. During the preceding five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I, Schedule II or Schedule III, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or is a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The total amount of funds required to consummate the Offer and purchase all outstanding Shares in the Offer and to provide funding in connection with the Merger is approximately $14.4 million, plus related fees and expenses. Hubspoke will provide TEM Holdings with sufficient funds to purchase all Shares validly tendered in the Offer and will provide funding for TEM Holdings’ acquisition of the remaining Shares in the Merger. Hubspoke expects to fund such cash requirements from its available cash together with an equity contribution from Clearlake L.P.

ITEM 4.	PURPOSE OF TRANSACTION

(a), (b) Hubspoke and its wholly-owned subsidiary TEM Holdings entered into an Agreement and Plan of Merger, dated June 11, 2013, with Veramark (the “Merger Agreement”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described therein, TEM Holdings has commenced a tender offer (the “Offer”) for all of the outstanding Shares, at a purchase price of $1.18 per share, net to the seller (the “Offer Price”), in cash, in each case, subject to adjustment for stock splits, stock dividends and similar events, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2013 (the “Offer to Purchase”). Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, TEM Holdings will merge with and into Veramark (the “Merger”), with Veramark continuing as the surviving corporation in the Merger and as a wholly-owned subsidiary of Hubspoke. At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than Shares then owned by Hubspoke, TEM Holdings or Veramark (as treasury stock or otherwise) or any of their respective direct or indirect wholly-owned subsidiaries, which will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor and other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger) will be converted into the right to receive the Offer Price. The purpose of the Offer and the Merger is to enable Hubspoke to acquire control of Veramark by acquiring all of the outstanding Shares.

Veramark has granted to TEM Holdings an irrevocable option (the “Top-Up Option”), exercisable only in accordance with the terms of, and subject to the conditions set forth in, the Merger Agreement, to purchase from Veramark the number of newly-issued Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Hubspoke and its subsidiaries at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the total number of Shares that would be outstanding immediately after the issuance of all Shares subject to the Top-Up Option on a fully diluted basis (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof); provided that (i) the Top-Up Option will not be exercisable for a number of Shares in excess of the Shares authorized and unissued or held in treasury of Veramark at the time of the exercise of the Top-Up Option; (ii) the exercise of the Top-Up Option and the issuance and delivery of the Top-Up Option Shares has not been prohibited by any law or order, and (iii) the issuance of the Top-Up Option Shares does not require approval of Veramark’s stockholders under applicable law (including the rules and regulations of any applicable United States securities exchange on which the Shares are traded). The Top-Up Option may be exercised only once in whole but not in part, at any time until the later of 30 days following the date on which TEM Holdings pays for all Shares validly tendered and not properly withdrawn prior to the expiration time of the Offer, or 15 days following the conclusion of any subsequent offering periods, in TEM Holding’s sole discretion. The aggregate purchase price payable for the Top-Up Option Shares will be determined by multiplying the number of Top-Up Option Shares by the Offer Price.

Pursuant to the Merger Agreement, on June 15, 2013, Hubspoke and TEM Holdings entered into Tender and Support Agreements with the directors of Veramark and Ronald C. Lundy, Senior Vice President of Finance and Chief Financial Officer of Veramark (collectively, the “Supporting Stockholders”). Excluding options to purchase Shares that are exercisable within 60 days, the Supporting Stockholders beneficially owned, in the aggregate, 464,405 Shares (or 4.3% of all outstanding Shares). Including options to purchase 293,500 Shares (which includes options to purchase 20,000 Shares with an exercise price greater than the Offer Price) that are exercisable within 60 days, the Supporting Stockholders beneficially owned, in the aggregate, 757,905 Shares (or 6.8% of all outstanding Shares after giving effect to the exercise of such options).

Pursuant to the Tender and Support Agreements, each Supporting Stockholder agreed to validly tender (or cause to be tendered) in the Offer any and all Shares of which such Supporting Stockholder is the record or beneficial owner and any additional Shares with respect to which such Supporting Stockholder becomes the record or beneficial owner after the date of its Tender and Support Agreement and prior to the earlier of (i) the date upon which the Merger Agreement is validly terminated or (ii) the Effective Time (the “Support Period”) pursuant to the terms of the Offer (collectively, the “Subject Shares”).

The Tender and Support Agreements further provide that, during the Support Period, each Supporting Stockholder will, at any meeting of the holders of Shares (and on any action or approval by written consent), vote (or cause to be voted) such Supporting Stockholder’s Subject Shares (A) in favor of (i) the adoption of the Merger Agreement (as it may be amended from time to time) in accordance with Delaware law, and (ii) each of the other transactions contemplated by the Merger Agreement; and (B) against (i) approval of any proposal made in opposition to, or in competition with, consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement, (ii) any of the following actions (other than those actions that relate to the Offer, the Merger and any other transactions contemplated by the Merger Agreement): (a) any merger, consolidation, business combination, sale of assets, or reorganization of Veramark, (b) any sale, lease or transfer of any significant part of the assets of Veramark, (c) any reorganization, recapitalization, dissolution, liquidation or winding up of Veramark, (d) any material change in the capitalization of Veramark, or the corporate structure of Veramark, or (e) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Offer, the Merger or any other transaction contemplated by the Merger Agreement; and (iii) any action that would reasonably be expected to result in the failure of any conditions of the Offer to be satisfied.

In furtherance of the Supporting Stockholder covenants under the Tender and Support Agreements, each Supporting Stockholder has delivered to Hubspoke a proxy whereby it agreed, during the Support Period, to appoint and constitute each officer of Hubspoke the attorneys and proxies of the Supporting Stockholder, with full power of substitution and resubstitution, to the full extent of the Supporting

Stockholder’s rights with respect to (i) the outstanding shares of capital stock of Veramark owned of record by the Supporting Stockholder as of the date of the proxy, which shares are specified on the final page of the proxy, and (ii) any and all other shares of capital stock of Veramark which the Supporting Stockholder may acquire on or after the date of the proxy.

Each Supporting Stockholder agreed pursuant to its Tender and Support Agreement that it will not, in his capacity as a stockholder, enter into any tender, voting or other such agreement, or grant a proxy or power of attorney, with respect to any of the Subject Shares that is inconsistent with its Tender and Support Agreement or otherwise taken any other action with respect to any of the Subject Shares that would in any way restrict, limit or interfere with the performance of any of the Supporting Stockholder’s obligations under its Tender and Support Agreement or any of the actions contemplated thereby. A Supporting Stockholder is not restricted from exercising his fiduciary duties as a director as a result of the Tender and Support Agreement.

The Tender and Support Agreements and all rights and obligations of the parties thereunder, including the proxy, shall terminate, and no party shall have any rights or obligations thereunder and the Tender and Support Agreement shall become null and void on, and have no further effect as of the earlier of (i) the date upon which the Merger Agreement is validly terminated, or (ii) the Effective Time.

(c) Not applicable.

(d) If TEM Holdings accepts for payment and pays for the Shares tendered in the Offer, Hubspoke will be entitled to elect or designate a number of directors to the board of directors of Veramark (the “Veramark Board”), rounded up to the next whole number, that is equal to the product of (i) the total number of directors on the Veramark Board (after giving effect to the directors elected or designated by Hubspoke) multiplied by (ii) the percentage of the aggregate number of Shares beneficially owned by Hubspoke, TEM Holdings and any of their affiliates bears to the total number of Shares then outstanding, and Veramark will use commercially reasonable efforts to cause Hubspoke’s designees to be elected or appointed to the Veramark Board, including by increasing the number of directors and seeking and accepting the resignations of incumbent directors. Notwithstanding the foregoing, and irrespective of the foregoing, there will remain on the Veramark Board prior to the Effective Time at least one director of Veramark then in office who was not designated by Hubspoke (the “Independent Director”). At such time, Veramark will also cause individuals designated by Hubspoke to constitute the number of members, rounded up to the next whole number, on each committee of the Veramark Board in the same proportion as contemplated by the first sentence of this paragraph. Following the election or appointment of Hubspoke’s designees and until the Effective Time, the approval of the Independent Director will be required to authorize (and such authorization will constitute the authorization of the Veramark Board and no other action on the part of Veramark, including any action by any other director of Veramark, will be required to authorize) (i) any termination of the Merger Agreement by Veramark, (ii) any amendment of the Merger Agreement requiring action by the Veramark Board, (iii) any extension of time for performance of any obligation or action under the Merger Agreement by Hubspoke or us, and (iv) any waiver of compliance with any of the agreements or conditions contained in the Merger for the benefit of Veramark.

At the Effective Time, the directors of TEM Holdings immediately prior to the Effective Time will be the only directors of Veramark.

(e) Other than the result of the Merger described in Item 3 and Item 4 above, not applicable.

(f) Upon consummation of the Merger, Veramark will become a wholly-owned subsidiary of Hubspoke.

(g) At the Effective Time, (i) the certificate of incorporation of Veramark will be amended and restated in its entirety to be substantially identical to the certificate of incorporation of TEM Holdings as in effect immediately prior to the Effective Time, and such certificate of incorporation of Veramark, as so amended and restated, will be the certificate of incorporation of the surviving corporation in the Merger until thereafter amended in accordance with the Delaware General Corporation Law and such certificate of incorporation and (ii) the bylaws of Veramark will be amended and restated to conform to the bylaws of TEM Holdings as in effect immediately prior to the Effective Time.

(h), (i) In connection with the Merger, the Shares will be deregistered under the Securities Exchange Act of 1934, as amended, and will no longer be eligible to be traded on the Over-The-Counter Bulletin Board or any other securities exchange.

(j) Other than as described above, Hubspoke has no plan or proposal that relates to, or may result in, any of the transactions described in subparagraphs (a) through (i) of Item 4 of Schedule 13D.

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Tender and Support Agreement, which are filed as Exhibits 1 and 2, respectively, to this Schedule 13D and are incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a), (b) Other than those Shares that may be deemed to be beneficially owned by operation of the Tender and Support Agreements, the Reporting Persons do not beneficially own any Shares.

As a result of the Tender and Support Agreements, each Reporting Person may be deemed to have the power to vote up to 757,905 Shares in favor of the approval of the Merger or in connection with certain other matters described in Item 4 above, and thus, each Reporting Person may be deemed to be the beneficial owner of up to 757,905 Shares. All Shares that may be deemed beneficially owned by the Reporting Persons constitute approximately 6.8% of all outstanding Shares.

The Reporting Persons (i) are not entitled to any rights as a stockholder of Veramark as to the Shares covered by the Tender and Support Agreements, except as otherwise expressly provided in the Tender and Support Agreements and (ii) disclaim all beneficial ownership of such Shares as permitted by Rule 13d-4 of the Exchange Act.

(c) Except as set forth in this Item 5(a), no Reporting Person and, to the knowledge of the Reporting Persons, no person named in Schedule I, Schedule II or Schedule III of this Schedule 13D beneficially owns any Shares.

(d) Except upon and following the consummation of the Offer, no Reporting Person has and, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Veramark reported herein.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except for the agreements described in this Schedule 13D, to the knowledge of any of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or any person listed on Schedule I, Schedule II or Schedule III, or between any such person and any other person, with respect to any securities of Veramark, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

Exhibit 1	Agreement and Plan of Merger dated as of June 11, 2013 by and among Hubspoke Holdings, Inc., TEM Holdings, Inc. and Veramark Technologies, Inc. (incorporated by reference to Exhibit (d)(1) of the Schedule TO filed by the Reporting Persons on June 17, 2013).

Exhibit 2	Form of Tender and Support Agreement, among Hubspoke Holdings, Inc., TEM Holdings, Inc. and the Supporting Stockholders (incorporated by reference to Exhibit (d)(2) of the Schedule TO filed by the Reporting Persons on June 17, 2013).

Exhibit 3	Joint Filing Agreement, dated June 25, 2013, by and between Clearlake Capital Partners II, L.P., Hubspoke Holdings, Inc. and TEM Holdings, Inc.

[signature page follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2013

CLEARLAKE CAPITAL PARTNERS II, L.P.
By:	Clearlake Capital Partners II GP, L.P.
Its:	General Partner
By:	Clearlake Capital Partners, LLC
Its:	General Partner
By:	CCG Operations, LLC
Its:	Managing Member

/s/ Behdad Eghbali
Name:	Behdad Eghbali
Title:	Manager

HUBSPOKE HOLDINGS, INC.

/s/ Kevin A. Wood
Name:	Kevin A. Wood
Title:	President and Chief Executive Officer

TEM HOLDINGS, INC.

/s/ Kevin A. Wood
Name:	Kevin A. Wood
Title:	President and Chief Executive Officer

SCHEDULE I

CERTAIN INFORMATION REGARDING THE GENERAL PARTNER OF CLEARLAKE

CAPITAL PARTNERS II, L.P.

Set forth in the table below are the name, current principal occupation and material positions held during the past five years of each of our general partners. The business address of each such general partner is 233 Wilshire Blvd., Suite 800, Santa Monica, CA 90401. Each general partner is a citizen of the United States of America. During the past five years, to the best of our knowledge, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him or us from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The general partner of Clearlake Capital Partners II, L.P., a Delaware limited partnership (“Clearlake L.P.”), is Clearlake Capital Partners II GP, L.P., a Delaware limited partnership (“CCPII”). The general partner of CCPII is Clearlake Capital Partners, LLC (“Clearlake LLC”). The managing member of Clearlake LLC is CCG Operations, LLC, a Delaware limited liability company. The managers of CCG Operations, LLC are Steven C. Chang, Behdad Eghbali and Jose E. Feliciano.

Name and Position	Present Principal Occupation or Employment and Employment History	Manager Since

Steven C. Chang Manager of CCG Operations LLC (Clearlake L.P.’s ultimate general partner)	Partner at Clearlake Capital Group, L.P. (2006 – present)	2006

Behdad Eghbali Manager of CCG Operations LLC (Clearlake L.P.’s ultimate general partner)	Partner at Clearlake Capital Group, L.P. (2006 – present)	2006

Jose E. Feliciano Manager of CCG Operations LLC (Clearlake L.P.’s ultimate general partner)	Partner at Clearlake Capital Group, L.P. (2006 – present)	2006

SCHEDULE II

CERTAIN INFORMATION REGARDING THE DIRECTORS

AND EXECUTIVE OFFICERS OF HUBSPOKE HOLDINGS, INC.

Set forth in the table below are the name, current principal occupation and material positions held during the past five years of each of the directors and executive officers of Hubspoke. The business address of each director and executive officer of Hubspoke is 379 Thornall Street, 10th Floor, Edison, New Jersey 08837. Each director and executive officer of Hubspoke is a citizen of the United States of America.

During the past five years, to the best of our knowledge, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him, her or it from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name	Present Principal Occupation or Employment and Employment History	Director Since

Behdad Eghbali Director and Chairman of the Board	Partner at Clearlake Capital Group, L.P. (2006 – present)	2012

Keith Bradley Director	Operating Advisor at Clearlake Capital Group, L.P. (2013 – present); President at Ingram Micro North America (2005 – 2012)	2013

Prashant Mehrotra Director	Vice President at Clearlake Capital Group, L.P. (2010 – present); Principal at Silver Lake Partners (2007 – 2010)	2012

Kevin A. Wood President, Chief Executive Officer and Director	President and Chief Executive Officer at Hubspoke and Mformation Software Technologies LLC (2013 – present); Founder and Chief Executive Officer at Cambria Technology Group (2012 –2013); President and Chief Executive Officer at Airwide Solutions (2005 – 2011)	2013

Rakesh Kushwaha Vice President, Chief Technology Officer and Director	Vice President and Chief Technology Officer at Hubspoke and Mformation Software Technologies LLC (2013 – present); Chief Technology Officer and Founder at Mformation Technologies Inc. (1999 – 2012)	2013

Michael Mele Vice President and Chief Financial Officer	Vice President and Chief Financial Officer at Hubspoke and Mformation Software Technologies LLC (2013 – present); Chief Financial Officer at Mformation Technologies Inc. (2010 – 2012); Chief Financial Officer at CPower, Inc. (2008 – 2010)	Not applicable

SCHEDULE III

CERTAIN INFORMATION REGARDING THE DIRECTORS

AND EXECUTIVE OFFICERS OF TEM HOLDINGS, INC.

Set forth in the table below are the name, current principal occupation and material positions held during the past five years of each of our directors and executive officers. The business address of each such director and executive officer is 379 Thornall Street, 10th Floor, Edison, New Jersey 08837. Each director and executive officer is a citizen of the United States of America.

During the past five years, to the best of our knowledge, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him or us from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name	Present Principal Occupation or Employment and Employment History	Director Since

Behdad Eghbali Director and Chairman of the Board	Partner at Clearlake Capital Group, L.P. (2006 – present)	2012

Keith Bradley Director	Operating Advisor at Clearlake Capital Group, L.P. (2013 – present); President at Ingram Micro North America (2005 – 2012)	2013

Prashant Mehrotra Director	Vice President at Clearlake Capital Group, L.P. (2010 – present); Principal at Silver Lake Partners (2007 – 2010)	2012

Kevin A. Wood President, Chief Executive Officer and Director	President and Chief Executive Officer at Hubspoke and Mformation Software Technologies LLC (2013 – present); Founder and Chief Executive Officer at Cambria Technology Group (2012 –2013); President and Chief Executive Officer at Airwide Solutions (2005 – 2011)	2013

Rakesh Kushwaha Vice President, Chief Technology Officer and Director	Vice President and Chief Technology Officer at Hubspoke and Mformation Software Technologies LLC (2013 – present); Chief Technology Officer and Founder at Mformation Technologies Inc. (1999 – 2012)	2013

Michael Mele Vice President and Chief Financial Officer	Vice President and Chief Financial Officer at Hubspoke and Mformation Software Technologies LLC (2013 – present); Chief Financial Officer at Mformation Technologies Inc. (2010 – 2012); Chief Financial Officer at CPower, Inc. (2008 – 2010)	Not applicable

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Agreement and Plan of Merger dated as of June 11, 2013 by and among Hubspoke Holdings, Inc., TEM Holdings, Inc. and Veramark Technologies, Inc. (incorporated by reference to Exhibit (d)(1) of the Schedule TO filed by the Reporting Persons on June 17, 2013).

Exhibit 2	Form of Tender and Support Agreement, among Hubspoke Holdings, Inc., TEM Holdings, Inc. and the Supporting Stockholders (incorporated by reference to Exhibit (d)(2) of the Schedule TO filed by the Reporting Persons on June 17, 2013).

Exhibit 3	Joint Filing Agreement, dated June 25, 2013, by and between Clearlake Capital Partners II, L.P., Hubspoke Holdings, Inc. and TEM Holdings, Inc.